March 23, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0306
Washington, D.C. 20549
Attention: Mr. Timothy Buchmiller

Re:	Medwave, Inc.
Registration Statement on Form S-3
Filed on March 4, 2005
File No. 333-123148

Dear Mr. Buchmiller:

This letter is submitted on behalf of Medwave, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), as set forth in a letter dated March 16, 2005 to Timothy J. O’Malley (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

For your convenience, we have enclosed four (4) copies of the Amendment No. 1 to the Registration Statement, which have been marked to show the changes from the Company’s Registration Statement.

Registration Statement Fee Table

Comment No. 1

We note from footnote (2) to your registration statement fee table that you are registering 574,997 shares of common stock that may be issued to the selling stockholders “only if and when such selling stockholders exercises his, her or its additional investment rights to acquire such

Securities and Exchange Commission
March 23, 2005

shares within 180 days of the effective date” of your registration statement. Because the selling stockholders do not appear to be irrevocably bound to purchase those shares, the private placement of those shares does not appear to have been completed prior to the filing of your registration statement. Accordingly, please either remove those shares from your registration statement or supplementally provide us with your analysis as to why it is appropriate to register the resale of those shares at this time. For guidance, please refer to Item 3S(b) of the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Response to Comment No. 1

In Amendment No. 1 to the Registration Statement, the Company has revised the Registration Statement to remove the shares that may be issued to the selling stockholders upon exercise of their additional investment rights.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 762-8999 or Raymond C. Zemlin of Goodwin Procter LLP at (617) 570-1512.

Respectfully submitted,

/s/ Timothy J. O’Malley

Timothy J. O’Malley